Investor Relations Contact:
Ken Lowe
Sigma Designs, Inc.
Tel: 408/957-9850
Fax: 408/957-9741
IR@sdesigns.com

For Immediate Release

SIGMA DESIGNS, INC. REPORTS FIRST QUARTER RESULTS

MILPITAS, Calif.—May 24, 2005—Sigma Designs®, Inc. (Nasdaq: SIGM), a leader in digital media processors for consumer appliances, announced results for its first fiscal quarter ended April 30, 2005.

Net revenues for the first quarter were $6,375,000, down 19% from $7,888,000 for the previous quarter and down 18% from $7,784,000 reported for the same period last year. Sigma reported a net loss of $717,000 or $0.03 per basic and diluted share in the first quarter. This compares to net loss of $17,000, or $0.00 per basic and diluted share for the previous quarter, and net income of $163,000 or $0.01 per basic and diluted share during the same period one year ago. The decrease in revenue is primarily attributable to decreased sales of the company's EM8620 media processors.

"We are disappointed with this first quarter drop in revenues, however we are confident in our ability to rebound. Based on existing design wins, we anticipate revenue growth in the second quarter. We are also currently engaged in several IPTV opportunities, high-definition DVD players, and other new consumer products which, combined have the potential to generate increased revenues by the end of this year. Our flagship SMP8630 series continues to open doors at top-tier accounts where time-to-market for next generation products is imperative," stated Thinh Tran, chairman and chief executive officer, Sigma Designs.

Recent business developments include:

- Demonstrated the EM8622L and EM8624L media processors, which added H.264 and VC-1 decoding support to the popular EM8620L series, enabling customers to readily upgrade their existing EM8620L based products. The EM8622L is a direct pin- and software- compatible upgrade to the EM8620L, while the EM8624L extends functionality for high-definition display products.

- Announced that UTStarcom has selected Sigma Designs' media processors to power its comprehensive mVision Television-over-IP (TVoIP) solution that is scheduled to be deployed by China Telecom Corporation (CTC) and China Netcom Corporation (CNC).

- Announced the availability of a jointly designed multimedia reference design, based on the EM8620L and Oregan Networks software, which integrates IPTV, home media streaming and Internet browsing functionalities.

The conference call relating to first quarter results will take place following this announcement at 5:00 PM EDT today, May 24. The dial-in number is 866-761-0748 (international callers dial 617-614-2706) and the passcode is 75036241. Investors will have the opportunity to listen live to the conference call via the Internet through www.sigmadesigns.com/investors/overview or over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). To listen to the live call, please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call by dialing into 1-888-286-8010 (international callers dial 617-801-6888) and use passcode 63523885. The audio replay will be available for one week after the call. For further information, please see the link on our website at www.sigmadesigns.com/.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expected ability to rebound in the second quarter, the anticipation of revenue growth starting in the second quarter and our expectation that our engagement in several IPTV opportunities, high-definition DVD players, and other new consumer products have the potential to generate increased revenues by the end of this year. Actual results may vary materially due to a number of factors including, but not limited to, general economic conditions, including continuance of the current economic conditions specific to the semiconductor industry, the rate of growth of the set-top box market in general, our ability to deploy and achieve market acceptance for Sigma products in these markets, the ability of our REALmagic MPEG silicon to compete with other technologies or products in these emerging markets, the risk that such products will not gain widespread acceptance, or will be rendered obsolete, by product offerings of competitors or by alternative technologies, the risk that anticipated design wins will not materialize and that actual design wins will not translate into launched product offerings, and other risks including delays in the manufacturer's deployment of set-top boxes. Other risk factors are detailed from time to time in our SEC reports, including the report on Form 10-K for the year ended January 31, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Sigma undertakes no obligation to publicly release or otherwise disclose the result of any revision to these forward-looking statements that may be made as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

About Sigma Designs, Inc.

Sigma Designs (Nasdaq: SIGM) specializes in silicon-based MPEG decoding for streaming video, progressive DVD playback, and advanced digital set-top boxes. Sigma's award-winning REALmagic® Video Technology is used in both commercial and consumer applications providing highly integrated solutions for high-quality decoding of MPEG-1, MPEG-2 and MPEG-4. Headquartered in Milpitas, Calif., Sigma also has sales offices in China, Europe, Hong Kong, Japan, Korea and Taiwan. For more information, please visit our web site at www.sigmadesigns.com/.

REALmagic and Sigma Designs are registered trademarks of Sigma Designs. All other products and companies referred to herein are trademarks or registered trademarks of their respective companies.

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Following are comparative highlights of the first quarter of fiscal 2006 and 2005:

Quarter ended April 30,	2005	2004
Net revenues	$ 6,375,000	$ 7,784,000
Net income (loss)	$ (717,000)	$ 163,000
Basic net income (loss) per share	$ (0.03)	$ 0.01
Basic weighted average shares	21,188,000	20,674,000
Diluted net income (loss) per share	$ (0.03)	$ 0.01
Diluted weighted average shares	21,188,000	23,326,000

SIGMA DESIGNS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	April 30, 2005	January 31, 2005*
Assets		
Current assets:		
Cash and cash equivalents	$ 14,824	$ 10,250
Short-term investments	5,289	8,529
Accounts receivable - net	4,220	6,417
Inventories	3,373	3,675
Prepaid expenses and other current assets	613	764
Total current assets	28,319	29,635
Equipment and leasehold improvements, net	1,873	1,756
Long-term investments	3,313	3,313
Other assets	171	233
Total	$ 33,676	$ 34,937
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 1,795	$ 3,540
Accrued liabilities	2,207	2,097
Current portion of bank line of credit	189	-
Total current liabilities	4,191	5,637
Bank line of credit	397	-
Other long-term liabilities	168	188
Shareholders' equity:		
Common stock	88,737	88,207
Accumulated other comprehensive income	24	28
Accumulated deficit	(59,841)	(59,123)
Total shareholders' equity	28,920	29,112
Total	$ 33,676	$ 34,937

*Derived from audited balance sheet included in the Company's annual report on Form 10-K for the year ended January 31, 2005.

SIGMA DESIGNS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three months ended April 30,			
		2005		2004
Net revenues	$	6,375	$	7,784
Costs and expenses:				
Costs of revenues		2,262		2,635
Research and development		3,565		3,104
Sales and marketing		1,212		1,204
General and administrative		1,235		714
Total costs and expenses		8,274		7,657
Income (loss) from operations		(1,899)		127
Interest and other income (expense), net		1,185		37
Income (loss) before income taxes		(714)		164
Provision for income taxes		3		1
Net income (loss)	$	(717)	$	163
Basic net income (loss) per share	$	(0.03)	$	0.01
Shares used in computing per share amount		21,188		20,674
Diluted net income (loss) per share	$	(0.03)	$	0.01
Shares used in computing per share amount		21,188		23,326